October 17, 2011

John Cash
Accounting Branch Chief
Securities and Exchange Commission
Washington D.C. 20549

Re:           Secure Window Blinds, Inc.
Letter dated September 21, 2011

Dear Mr. Cash

In response to your letter dated September 21, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Secure Window Blinds, Inc. (the “Company”). Amendment No. 1 to the Form 10-K for the Fiscal Year Ended December 31, 2010 is being filled concurrently with this letter.

The company has made certain changes in the Form 10-K filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s September 21, 2011 letter in italicized text immediately before our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A(T). Controls and Procedures

1.
We note the revisions you made related to prior comments three and four; however it appears that you did not amend your December 31, 2010 Form 10-K, but rather your December 31, 2009 Form 10-K. In this regard, please amend your Form 10-K for the fiscal year ended December 31, 2010 to:

•
Provide your certifying officers’ separate conclusion as to the effectiveness or ineffectiveness of your “disclosure controls and procedures” as of December 31, 2010, as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the “Item” being amended and currently dated certifications that refer to the amended form. Other than the date, the amended disclosures should be substantially similar to the disclosures you provided in your June 30, 2011 Form 10-Q/A.

Response:

The Company has modified paragraph two to provide our certifying officers conclusions as to the effectiveness or ineffectiveness of our “disclosure controls and procedures” as of December 31, 2010 as follows: “Under the supervision and with the participation of our management, including our President and principal financial officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our President and principle executive officer, who also acts as our principal financial officer, concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report for the purpose of gathering, analyzing and disclosing of information that the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.”

We have added the following headings:

“Evaluation of Disclosure Controls and Procedures, Inherent Limitations on Effectiveness of Controls, Management’s Annual Report on Internal Control Over Financial Reporting, and Changes in Internal Controls”. In addition, we will review and amend our July 30, 2011 Form 10-Q.

•
Clarify your certifying officers’ separate conclusion as to the effectiveness or ineffectiveness or your “internal control over financial reporting” as of December 31, 2010, as required by Item 308 of Regulation S-K. We note that in the second paragraph management concluded that your internal controls over financial reporting is effective. We also note that in the fourth paragraph management appears to have concluded, although using an incorrect date, that your internal controls over financial reporting are not effective and appears to identify several material weaknesses. Please clearly and consistently state, if internal controls over financial reporting is or is not effective at December 31, 2010. If the disclosures in the second paragraph were meant to refer to your disclosure controls and procedures, please correct those disclosures. To the extent that management concludes that disclosure controls and procedures were effective but identifies material weakness, please provide us a comprehensive explanation regarding how those determinations were made.

Response:

We have modified our disclosure as follows: “As of December 31, 2010 management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, our President and principle executive officer, who also acts as our principal financial officer, concluded that during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.”

We trust you approve of these changes in the Company’s disclosure.

Sincerely,

/s/ Anthony Pizzacalla

President,
Secure Window Blinds, Inc.